Exhibit 3.1

Amendment No. 1 to Bylaws of Nxu, Inc

Article I, Section 1.6 of the Bylaws of Nxu, Inc. is hereby amended in its entirety to read as follows:

1.6.
Quorum. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders, including the 2024 annual meeting of stockholders, the holders of at least one-third of the total voting power of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of at least one third in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.